Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the annual results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2017 together with the comparative figures for 2016 which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2017:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2017

		2017	2016
	Note	RMB million	RMB million
Operating revenue
Traffic revenue		121,873	109,693
Other operating revenue		5,933	5,288

Total operating revenue	3	127,806	114,981

Operating expenses
Flight operation expenses	4	62,978	51,461
Maintenance expenses		11,877	11,318
Aircraft and transportation service expenses		22,935	20,215
Promotion and selling expenses		6,881	6,304
General and administrative expenses		3,391	2,815
Depreciation and amortisation	5	13,162	12,619
Impairment on property, plant and equipment		324	71
Others		1,550	1,401

Total operating expenses		123,098	106,204

Other net income	6	4,448	3,835

Operating profit		9,156	12,612

		2017	2016
	Note	RMB million	RMB million
Interest income		89	89
Interest expense	7	(2,747)	(2,465)
Share of associates’ results		431	509
Share of joint ventures’ results		99	102
Exchange gain/(loss), net	8	1,801	(3,276)
Fair value movement of derivative financial instruments		(64)	—
Gain on deemed disposal of a subsidiary		—	90
Remeasurement of the originally held equity interests in a joint venture		109	—

Profit before income tax		8,874	7,661
Income tax	9	(1,976)	(1,763)

Profit for the year		6,898	5,898

Profit attributable to:
Equity shareholders of the Company		5,961	5,044
Non-controlling interests		937	854

Profit for the year		6,898	5,898

Earnings per share
Basic and diluted	11	RMB0.60	RMB0.51

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2017

	2017	2016
	RMB million	RMB million
Profit for the year	6,898	5,898
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments	25	8
– Fair value movement of available-for-sale financial assets	123	362
– Share of other comprehensive income of associates	2	(2)
– Deferred tax relating to above items	(37)	(92)

Other comprehensive income for the year	113	276

Total comprehensive income for the year	7,011	6,174

Total comprehensive income attributable to:
Equity shareholders of the Company	6,028	5,196
Non-controlling interests	983	978

Total comprehensive income for the year	7,011	6,174

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2017

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net		158,926	146,746
Construction in progress	12	30,233	28,910
Lease prepayments		2,923	2,687
Goodwill		237	182
Interest in associates		3,031	2,590
Interest in joint ventures		1,015	1,522
Other investments in equity securities		103	103
Aircraft lease deposits		642	725
Available-for-sale financial assets		622	499
Derivative financial instruments		46	21
Deferred tax assets		1,662	1,685
Other assets		1,394	1,008

		200,834	186,678

Current assets
Inventories		1,622	1,588
Trade receivables	13	2,675	2,989
Other receivables	14	5,232	3,387
Cash and cash equivalents		6,826	4,152
Assets held for sale		8	—
Restricted bank deposits		111	135
Prepaid expenses and other current assets		1,334	1,415
Amounts due from related companies		76	98

		17,884	13,764

Current liabilities
Derivative financial instruments		64	—
Borrowings		27,568	26,746
Current portion of obligations under finance leases		8,341	8,695
Trade payables	15	2,125	1,903
Sales in advance of carriage		7,853	8,420
Deferred revenue		1,502	1,299
Current income tax		919	647
Amounts due to related companies		101	103
Accrued expenses		15,370	15,147
Other liabilities		5,734	4,972

		69,577	67,932

Net current liabilities		(51,693)	(54,168)

Total assets less current liabilities		149,141	132,510

Non-current liabilities

		31 December	31 December
		2017	2016
	Note	RMB million	RMB million
Borrowings		20,719	18,758
Obligations under finance leases		59,583	53,527
Deferred revenue		1,849	1,622
Provision for major overhauls		2,808	2,089
Provision for early retirement benefits		3	6
Deferred benefits and gains		1,053	691
Deferred tax liabilities		583	841

		86,598	77,534

Net assets		62,543	54,976

Capital and reserves
Share capital		10,088	9,818
Reserves		39,848	33,638

Total equity attributable to equity shareholders of the Company		49,936	43,456
Non-controlling interests		12,607	11,520

Total equity		62,543	54,976

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2017

	Attributable to equity shareholders of the Company
	Share	Share	Fair value	Other	Retained		Non-controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624
Changes in equity for 2016:
Profit for the year	—	—	—	—	5,044	5,044	854	5,898
Other comprehensive income	—	—	154	(2)	—	152	124	276
Total comprehensive income	—	—	154	(2)	5,044	5,196	978	6,174
Appropriations to reserves	—	—	—	405	(405)	—	—	—
Dividends relating to 2015	—	—	—	—	(785)	(785)	—	(785)
Capital injection of non-controlling interests in a subsidiary	—	—	—	—	—	—	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	(83)	(83)
Distributions to non-controlling interests	—	—	—	—	—	—	(214)	(214)

Balance at 31 December 2016 and 1 January 2017	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

Changes in equity for 2017:
Profit for the year	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	1	—	67	46	113
Total comprehensive income	—	—	66	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	492	(492)	—	—	—
Dividends relating to 2016	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares	270	1,051	—	—	—	1,321	—	1,321
Capital injection of non-controlling interests in subsidiaries	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	(261)	(261)

Balance at 31 December 2017	10,088	15,182	275	2,684	21,707	49,936	12,607	62,543

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (original name: China Southern Air Holding Company) (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

	2017	2016
	RMB million	RMB million
Traffic revenue
– Passenger	112,791	102,502
– Cargo and mail	9,082	7,191
Commission income	2,781	2,518
Expired sales in advance of carriage	396	376
Hotel and tour operation income	547	625
General aviation income	467	461
Ground services income	429	384
Air catering income	335	253
Cargo handling income	241	201
Rental income	184	179
Others	553	291

	127,806	114,981

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 3 (d). The comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2017. Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the year ended 31 December 2016 and its segment assets and liabilities as at 31 December 2016 as disclosed in these financial information have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortisation	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year #	30,776	1,828	—	—	32, 604

The segment results of the Group for the year ended 31 December 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	113,490	1,302	—	—	114,792
Inter-segment sales	101	2,231	(2,332)	—	—

Reportable segment revenue	113,591	3,533	(2,332)	—	114,792

Reportable segment profit before taxation	6,471	459	—	717	7,647

Reportable segment profit after taxation	4,834	337	—	717	5,888

Other segment information
Income tax	1, 637	122	—	—	1,759
Interest income	79	10	—	—	89
Interest expense	2,458	7	—	—	2,465
Depreciation and amortisation	12,693	96	—	—	12,789
Impairment loss	127	3	—	—	130
Share of associates’ results	—	—	—	511	511
Share of joint ventures’ results	—	—	—	102	102
Gain on deemed disposal of a subsidiary	—	—	—	90	90
Non-current assets additions during the year #	29,126	120	—	—	29,246

The segment assets and liabilities of the Group as at 31 December 2017 and 31 December 2016 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

As at 31 December 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	—	145,753

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities, remeasurement of the originally held equity interests in a joint venture, gain on deemed disposal of a subsidiary, and the fair value movement of derivative financial instruments recognised through profit or loss.

#	The additions of non-current assets do not include goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets.

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2017	2016
	RMB million	RMB million
Domestic	92,986	84,380
International	32,117	28,096
Hong Kong, Macau and Taiwan	2,386	2,316

	127,489	114,792

The major revenue earning assets of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures in the financial information.

	2017	2016
	RMB million	RMB million
Revenue
Reportable segment revenue	127,489	114,792
Reclassification of expired sales in advance of carriage	396	376
Reclassification of sales tax	(65)	(161)
Adjustments arising from business combinations under common control	(14)	(26)

Consolidated revenue	127,806	114,981

	2017	2016
	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	8,798	7,647
Capitalisation of exchange difference of specific loans	47	48
Government grants	21	1
Adjustments arising from business combinations under common control	8	(35)

Consolidated profit before income tax	8,874	7,661

	31 December	31 December
	2017	2016
	RMB million	RMB million
Assets
Reportable segment assets	218,329	200,461
Capitalisation of exchange difference of specific loans	196	149
Government grants	(8)	(316)
Adjustments arising from business combinations under common control	237	184
Others	(36)	(36)

Consolidated total assets	218,718	200,442

	31 December	31 December
	2017	2016
	RMB million	RMB million
Liabilities
Reportable segment liabilities	156,164	145,753
Government grants	—	(287)
Others	11	—

Consolidated total liabilities	156,175	145,466

4	FLIGHT OPERATION EXPENSES

	2017	2016
	RMB million	RMB million
Jet fuel costs	31,895	23,799
Flight personnel payroll and welfare	10,574	9,215
Aircraft operating lease charges	8,022	7,330
Air catering expenses	3,379	2,965
Civil Aviation Development Fund	2,720	2,565
Training expenses	1,184	1,120
Aircraft insurance	175	197
Others	5,029	4,270

	62,978	51,461

5	DEPRECIATION AND AMORTISATION

	2017	2016
	RMB million	RMB million
Depreciation
– Owned assets	8,080	7,569
– Assets acquired under finance leases	4,883	4,849
Amortisation of deferred benefits and gains	(161)	(131)
Other amortisation	360	332

	13,162	12,619

6	OTHER NET INCOME

	2017	2016
	RMB million	RMB million
Government grants	3,075	2,837
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	960	523
– Other property, plant and equipment	29	34
Others	384	441

	4,448	3,835

7	INTEREST EXPENSE

	2017	2016
	RMB million	RMB million
Interest on borrowings	1,628	1,444
Interest relating to obligations under finance leases	2,009	1,598
Interest relating to provision for early retirement benefits	1	1

Total interest expense on financial liabilities not at fair value through profit or loss	3,638	3,043
Less: interest expense capitalised	(908)	(624)

	2,730	2,419
Interest rate swaps: cash flow hedge, reclassified from equity	17	46

	2,747	2,465

8	EXCHANGE GAIN/(LOSS), NET

Net exchange gain of RMB1,801 million was recorded in 2017, as compared with a net exchange loss of RMB3,276 million in 2016, primarily attributable to the exchange difference arising from the translation of borrowing balances and obligations under finance leases dominated in USD resulting from the appreciation of RMB against USD.

9	INCOME TAX

	2017	2016
	RMB million	RMB million
PRC income tax
–Provision for the year	2,280	2,203
–(Over)/under-provision in prior year	(2)	47

	2,278	2,250

Deferred tax
Origination and reversal of temporary differences	(302)	(487)

Tax expense	1,976	1,763

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2016: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

10	DIVIDENDS

A dividend in respect of the year ended 31 December 2017 of RMB0.10 per share (inclusive of applicable tax) (2016: RMB0.10 per share (inclusive of applicable tax)), amounting to a total dividend of RMB1,009 million (2016: RMB982 million), was proposed by the directors on 26 March 2018. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

11	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2017 is based on the profit attributable to equity shareholders of the Company of RMB5,961 million (2016: RMB5,044 million) and the weighted average of 9,923,585,348 shares in issue during the year (2016: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2017 and 2016.

12	CONSTRUCTION IN PROGRESS

	2017	2016
	RMB million	RMB million
Advance payment for acquisition of aircraft and flight equipment	27,543	27,267
Others	2,690	1,643

	30,233	28,910

13	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	2,067	2,536
More than 1 month but less than 3 months	497	321
More than 3 months but less than 12 months	112	142
More than 1 year	36	27

	2,712	3,026
Less: allowance for doubtful debts	(37)	(37)

	2,675	2,989

14	OTHER RECEIVABLES

As at 31 December 2017, other receivables include the VAT recoverable amounting to RMB3,684 million (2016: RMB1,404 million).

15	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2017	2016
	RMB million	RMB million
Within 1 month	465	612
More than 1 month but less than 3 months	533	529
More than 3 months but less than 6 months	497	484
More than 6 months but less than 1 year	443	173
More than 1 year	187	105

	2,125	1,903

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2017

	2017	2016
	RMB million	RMB million
		(Restated)
Revenue	127,489	114,803
Less: Cost of operation	111,687	96,368
Taxes and surcharges	217	246
Selling and distribution expenses	6,967	6,402
General and administrative expense	3,599	3,064
Finance expense, net	1,121	5,835
Impairment loss	442	130
Add: Fair value change of derivative financial instruments	(64)	—
Investment income	625	716
Gain on disposal of non-current assets	1,006	527
Other income	3,058	—

Operating profit	8,081	4,001
Add: Non-operating income	886	3,735
Less: Non-operating expenses	169	88

Total profit	8,798	7,648
Less:Income tax	1,965	1,759

Net profit	6,833	5,889

Net profit classified by continuity of operations:
– Net profit from continuing operations	6,833	5,889
– Net profit from discontinued operations	—	—
Net profit classified by ownership:
– Non-controlling interests	919	833
– Shareholders of the Company	5,914	5,056

Note:	For a business combination involving entities under common control which occurred in 2017, the net profit of the investee before being consolidated was RMB1 million. The net profit in 2016 was RMB1 million.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2017

	31 December	31 December
	2017	2016
	RMB million	RMB million
		(Restated)
Assets
Current assets
Cash at bank and on hand	7,250	4,895
Bills receivable	18	—
Accounts receivable	2,672	3,012
Prepayments	1,358	1,479
Dividend receivable	4	–
Other receivables	1,156	1,418
Inventories	1,622	1,588
Assets held for sale	8	—
Other current assets	3,796	1,415

Total current assets	17,884	13,807

Non-current assets
Available-for-sale financial assets	725	602
Long-term equity investments	4,045	4,098
Investment properties	524	440
Fixed assets	158,255	146,388
Construction in progress	30,193	28,948
Intangible assets	3,334	3,152
Aircraft lease deposits	642	725
Long-term deferred expenses	610	568
Derivative financial instruments	46	21
Deferred tax assets	1,698	1,721
Other non-current assets	373	—

Total non-current assets	200,445	186,663

Total assets	218,329	200,470

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	20,626	4,195
Derivative financial instruments	64	—
Bills payable	—	400
Accounts payable	13,432	13,025
Sales in advance of carriage	7,853	8,420
Employee benefits payable	3,366	2,858
Taxes payable	1,182	899
Interest payable	740	844
Dividend payable	1	1
Other payables	5,528	4,752
Non-current liabilities due within one year	16,785	10,559
Other current liabilities	—	21,986

Total current liabilities	69,577	67,939

	31 December	31 December
	2017	2016
	RMB million	RMB million
		(Restated)
Non-current liabilities
Long-term bank borrowings	6,023	1,069
Bonds payable	14,696	17,689
Obligations under finance leases	59,583	53,527
Provision for major overhauls	2,808	2,089
Deferred revenue	2,902	2,600
Provision for early retirement benefits	3	6
Deferred tax liabilities	572	841

Total non-current liabilities	86,587	77,821

Total liabilities	156,164	145,760

Shareholders’ equity
Share capital	10,088	9,818
Capital reserve	15,115	13,977
Other comprehensive income	278	211
Surplus reserves	2,449	1,957
Undistributed profits	21,664	17,224

Total equity attributable to equity shareholders of the Company	49,594	43,187
Non-controlling interests	12,571	11,523

Total equity	62,165	54,710

Total liabilities and equity	218,329	200,470

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net assets attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	Net profit attributable to equity shareholders of the Company		Unit: RMB million Net assets attributable to: equity shareholders of the Company
	January – December 2017	January – December 2016	31 December 2017	31 December 2016
		(Restated)		(Restated)
Amounts under PRC GAAP	5,914	5,056	49,594	43,187
Adjustments:
Government grants	21	1	(8)	(29)
Capitalisation of exchange difference of specific loans	47	48	196	149
Adjustments arising from the Company’s business combination under common control	8	(36)	237	182
Tax impact of the above adjustments	(11)	(4)	(47)	(36)
Effect of the above adjustments on non-controlling interests	(18)	(21)	(36)	3

Amounts under IFRSs	5,961	5,044	49,936	43,456

BUSINESS REVIEW

In 2017, the global economy witnessed a continuous expansion, with an overall mild inflation. The economy of the United States and many other developed and emerging countries picked up. The global trade and cross-border capital flow were significantly strengthened. According to the UN’s statistics, in 2017, the global economy growth reached 3%, representing the most rapid growth since 2011 and approximately 2/3 of the countries in the globe saw a more rapid growth in 2017 than in 2016. However, the basis for the global economy revival has not been stable yet. The trend of anti-globalization and the protectionism in trade and investment has gained momentum and global debts continued to accumulate. Meanwhile, geopolitical risk, terrorism and many other problems remained.

According to the data released by International Air Transport Association (“IATA”), in 2017, the global passenger aviation demand increased by 7.6% year on year, which is far higher than 5.5%, the average growth rate in the past 10 years; the global aviation capacity increased by 6.3%; and the passenger load factor increased by 0.9 percentage points to 81.4%. From the perspective of the international aviation market for passengers, driven by sound economic growth and increase of routes, the Pacific Asia market, especially with China as the lead, witnessed the most rapid passenger growth in 2017. From the perspective of domestic aviation market for passengers, India, China and Russia also outpaced other major markets.

According to the statistics of Civil Aviation Administration of China (“CAAC”), in 2017, China remained the world’s second largest aviation market, with a total annual transport turnover of 108.31 billion ton kilometers, representing a year on year growth of 12.5%; number of domestic and regional passengers reached 500 million, representing a year on year growth of 13.7%; number of international passengers reached 55.442 million, representing a year on year growth of 7.4%; cargo transport volume reached 7.058 million tons, representing a year on year growth of 5.7%.

In 2017, under the background of global economy recovery, China civil aviation’s international and domestic market witnessed rapid growth. The Company, however, still faced many challenges, fierce market competition, pickup of oil price, impact from high-speed rail, etc. We accelerated the implementation of our strategies and unremitting advanced “standardized, integrated, intelligent and international” development to create “RoadSunshine CSA”. We resolutely guaranteed aviation safety, stepped up efforts to improve the quality and efficiency, and steadily pushed forward reforms. The Company has maintained a positive and upward development trend, obtained the best operation results in history, been awarded “Top 50 Global Most Valuable Airline Brands” and ranked sixth globally and first in China.

Safety Operation

We always regard safety as our top priority. We have further improved aviation safety management manuals, strengthened the guidance role of the management staff, created the safety culture of “Capability, Compliance and Honesty” and resolutely uphold the safety standards. During the reporting period, the Group has achieved safe flight of 2.567 million hours with an accumulated safe flight of 20.662 million hours and with 13,700 hours for general aviation flights. We have maintained aviation safety for more than 18 years and aviation security for 23 years. We have maintained the best safety record among Chinese airlines.

We focused on improving the operation and support standard, establishing frontline authorization mechanism, improving the efficiency to handle emergent conditions, and ensuring to serve the passengers at first instance. We further enhanced the integrated control of operation resources, continue to minimize the flight delay and have realized the leading position on the flight on-time rates in our industry. We increased the utilization efficiency of the aircrew resources, actively optimized the routes, and pushed forward the management of fuel. As a result, we have achieved a year on year drop of 0.66% on fuel consumption per ton kilometre and reduced the carbon emission by 63,000 tons in the year.

Fleet Staff

During the reporting period, we have deeply analysed the changes in the markets, and constantly optimized the fleet structure based on the Company’s long-term development strategies, while conforming to the new trend in optimizing the layout of the passenger cabins. The Company continue to introduce more advanced and fuel-efficient aircraft, 79 aircraft have been introduced and 27 old aircraft have been retired in 2017. At the year end, our fleet includes 754 aircraft. During the reporting period, the Company purchased 8 B777-300ER aircraft and 30 B737-8 aircraft from Boeing, and 20 A350-900 aircraft from Airbus. It is expected that those aircraft will be delivered from 2019 to 2022. We fully initiated the modification of the cabin layout and we have completed modification of 216 narrow-body aircraft, where passenger experiences have been improved.

During the reporting period, we enhanced cooperation with universities and recruited 4,446 new employees, of which were 634 pilots, providing a guarantee of sufficient quality human resources for the Company’s development. We made extra efforts to improve the quality of employees and conducted various types of training, totalling 1,880 items, with 41,000 person involved in total. As of the end of 2017, the Group had 1,282 foreign employees in total, of which there were 291 foreign pilots and 257 foreign attendants. In 2017, the Company was again awarded two awards, i.e. “China’s Top 30 Best Employers” and “The Most Attractive Employer to Women”.

Network Hub

During the reporting period, we focused on building the “Guangzhou-Beijing Dual Hub” strategic layout and acceleration of all the preparation work for stationing in Beijing’s new Airport. China Southern Airline’s base and Beijing’s new Airport will be completed simultaneously. We continued to build the Guangzhou central hub, implemented the national “One Belt and One Road” initiative, steadily expanded international network, so as to “increase quality, efficiency and speed” to prepare for the launch of T2 in Guangzhou Baiyun Airport and to strive to turn the Guangzhou central hub into the best strategic aviation hub in China. We coordinated slots resources and route structure, as well as continuing to optimize the transfer connections. As a result, the hub effect continued to appear. The passengers transferred in the Guangzhou hub grew by 24.2% on a year on year basis. We achieved a year on year transfer revenue growth of 22.6%. We operated 61 international and regional routes in Guangzhou Baiyun Airport, after routes Guangzhou-Vancouver-Mexico city, Guangzhou-Keynes and Guangzhou-Colombo-Male have been launched in 2017, and the international and regional routes in Guangzhou have reached 61, the flights have achieved more than 543 per week.

Product and Service

During the reporting period, the Company always adhered to the customer-oriented culture and continued its innovative and refined services. Among Chinese carriers, we were the first to launch barrier free websites, boarding by face recognition and “stand-up luggage”. In China, the Guangzhou hub was the first to implement the comprehensive go-through transport service and continued to upgrade the intelligent experiences for passengers. We have gradually launched “Kapok International” selected routes and promoted star products, such as large bowl of beef noodles and Cantonese style clay pot rice. We also enlarged the range of meal pre-booking for passengers. We were leading in the industry as to passenger satisfaction. Xiamen Airlines launched new uniforms for the ground staff on the theme of “classic and future”, and also launched new ground services of “Convenient journey, Free journey, True-Love journey, Honour journey, Surprising journey, and Love-you journey”, which were praised by a wide range of customers. In 2017, the Company was awarded national “Customer Satisfaction Benchmark” by China Quality Association.

Marketing

During the reporting period, we focused on advancing intelligent marking, roundly promoted “China Southern Airlines e-travel”, and made 271 functions online. The platform was visited 240 million times, representing a year on year growth of 48.4%. We remained the leading position in the industry as to various indicators, such as APP download, the number of social media followers, number of monthly active users. We achieved electronic direct sale revenue of RMB40.24 billion, representing a year on year growth of 39.5%. We resolutely treasure the value of our customer. Our member scale reached 34.523 million, representing a year on year growth of 14.7%. We realized revenue from frequenter of RMB36.16 billion, representing a year on year growth of 11.5%. The overall sale revenue from corporate accounts reached RMB9.5 billion, representing a year on year growth of 28%. We were deeply integrated with Xiamen Airlines and Sichuan Airlines to enhance the influence of “China Southern” on the markets. We led the markets and increased the input in high-return routes. Our input in major airports accounted for 89% of the Company by seat kilometres. We regarded the maximization of marginal contribution as the core, fully optimized international and domestic traffic rights and actively prepared for potential markets. As a result, the utilization rate of the aircraft increased by 0.26 hours on a year on year basis.

During the reporting period, the Group’s passenger transport revenue increased by 10% on a year on year basis, hitting a new record high in the recent 5 years. Our passenger load factor reached the highest in history. Meanwhile, we seized the opportunities of increased cargo transport demand to focus on improving the load factor of freighter, to exploit the effect of network hub, and to strengthen cooperation with corporate accounts. As a result, revenue from cargo transport increased by 26.3% year on year and the freighter transport achieved RMB651 millions of profits, hitting a new record high in the history.

International Cooperation

During the reporting period, the Company reached a strategic cooperation agreement with American Airlines. According to this agreement, American Airlines subscribed the Company’s shares in August 2017 by USD200 million. China Southern Airlines and American Airlines also established a code sharing partnership on 18 January 2018 to provide more convenient and diversified trip options for passengers. The Company fully participate in the global network of SkyTeam and continuously strengthen the cooperation with SkyTeam’s members. Based on the “friend circle” in the existing international and domestic carriers, we expanded the circle according to the market demands. Therefore, we partnered with British Airways, Etihad Airways, South American Airlines and other airlines. At present, the Company has shared codes with 25 international and domestic airlines, such as, France Airlines, KLM Royal Dutch Airlines, Delta Airlines, American Airlines, Qantas Airways, in 585 routes (including trunk routes and beyond routes). This further enlarged our sales channels and flight route network. In 2017, the Company achieved more than RMB4 billion sales revenue from code sharing.

Finance Management

During the reporting period, we continued to strength the comprehensive budget management and advance project value management. As a result, the cost control standard significantly increased. We also constantly optimized financing structure to lower the financing cost. We issued a round of RMB1 billion of ultra-short-term financing Bills. We adopted China’s bonded lease financing method to raise RMB17.3 billion for introducing 42 aircraft. We optimized our debt structures and comprehensively adopted innovative means such as, currency swap, to lower the exchange rate risks. We continued to optimize the operation of the overseas fund pools. Overseas capital centralized projects were awarded the Euro Finance’s “2017 Taozhu Awards”. In 2017, the Group’s asset to liability ratio decreased by 1.17 percentage points on a year on year basis to 71.40%.

Operating Results

During the reporting period, passengers transported by the Group reached 126 million, representing a year on year growth of 10.19%. The average passenger load factor reached 82.2%, representing a year on year growth of 1.69 percentage points. The passenger kilometer revenue reached RMB0.49, representing a year on year decrease of 2%. We achieved an operating revenue of RMB127,806 million, representing a year on year growth of 11.15%. Our operating cost reached RMB123,098 million, representing a year on year growth of 15.91%. We achieved a net profit attributable to the equity shareholders of the Company of RMB5,961 million, representing a year on year growth of 18.18%. Of which, Xiamen Airlines achieved a net profit of RMB1,477 million and maintained profitable for 31 consecutive years.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and is pleased to recommend the distribution of a cash dividend of RMB0.10 in total (inclusive of applicable tax) per share for the year 2017, totalling approximately RMB1,009 million based on the Company’s 10,088,173,272 issued shares. A resolution for the profit distribution will be submitted for deliberation at the 2017 Annual General Meeting of the Company.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December		Increase/ (decrease)
	2017	2016	%
Traffic:
Revenue passenger kilometers (RPK) (million)
Domestic	160,427.72	144,979.57	10.66
Hong Kong, Macau and Taiwan	2,934.65	3,083.71	(4.83)
International	67,334.50	58,042.36	16.01

Total:	230,696.87	206,105.64	11.93

Revenue tonne kilometres (RTK)(million)
Domestic	15,833.96	14,551.20	8.82
Hong Kong, Macau and Taiwan	282.52	292.46	(3.40)
International	11,204.15	9,542.90	17.41

Total:	27,320.63	24,386.56	12.03

RTK – Passenger (million)
Domestic	14,143.67	12,794.43	10.55
Hong Kong, Macau and Taiwan	257.77	270.59	(4.74)
International	5,910.35	5,099.18	15.91

Total:	20,311.80	18,164.20	11.82

RTK – Cargo and mail (million)
Domestic	1,690.29	1,756.77	(3.78)
Hong Kong, Macau and Taiwan	24.75	21.87	13.17
International	5,293.80	4,443.72	19.13

Total:	7,008.83	6,222.36	12.64

	For the year ended 31 December		Increase/ (decrease)
	2017	2016	%
Passengers carried (thousand)
Domestic	108,616.65	98,463.43	10.31
Hong Kong, Macau and Taiwan	2,329.80	2,340.68	(0.46)
International	15,352.29	13,814.52	11.13

Total:	126,298.75	114,618.63	10.19

Cargo and mail carried (thousand tonnes)
Domestic	1,048.18	1,083.68	(3.28)
Hong Kong, Macau and Taiwan	22.01	19.73	11.56
International	601.97	509.14	18.23

Total:	1,672.16	1,612.55	3.70

Capacity:
Available seat kilometres(ASKs) (million)
Domestic	194,354.34	179,655.46	8.18
Hong Kong, Macau and Taiwan	3,843.89	4,193.19	(8.33)
International	82,447.49	72,143.29	14.28

Total:	280,645.72	255,991.94	9.63

Available tonne kilometres(ATKs) (million)
Domestic	22,168.17	20,740.93	6.88
Hong Kong, Macau and Taiwan	446.80	491.23	(9.04)
International	15,717.21	13,748.02	14.32

Total:	38,332.18	34,980.18	9.58

Available tonne kilometres(ATKs) – Passenger Traffic (million)
Domestic	17,491.89	16,168.99	8.18
Hong Kong, Macau and Taiwan	345.95	377.39	(8.33)
International	7,420.27	6,492.90	14.28

Total:	25,258.11	23,039.28	9.63

	For the year ended 31 December		Increase/ (decrease)
	2017	2016	%
Available tonne kilometres(ATKs) – Cargo and mail (million)
Domestic	4,676.28	4,571.93	2.28
Hong Kong, Macau and Taiwan	100.85	113.84	(11.41)
International	8,296.93	7,255.13	14.36

Total:	13,074.07	11,940.90	9.49

			Increase/ (decrease) percentage points
Load factor:
Passenger load factor (RPK/ASK) (%)
Domestic	82.54	80.70	1.84
Hong Kong, Macau and Taiwan	76.35	73.54	2.81
International	81.67	80.45	1.22

Overall:	82.20	80.51	1.69

Total load factor (RTK/ATK)(%):
Domestic	71.43	70.16	1.27
Hong Kong, Macau and Taiwan	63.23	59.54	3.69
International	71.29	69.41	1.88

Overall:	71.27	69.72	1.55

			Increase/ (decrease) %
Yield:
Yield per RPK (RMB):
Domestic	0.53	0.53	—
Hong Kong, Macau and Taiwan	0.78	0.72	8.33
International	0.37	0.40	(7.50)

Overall:	0.49	0.50	(2.00)

	For the year ended 31 December		Increase/ (decrease)
	2017	2016	%
Yield per RFTK (RMB):
Domestic	1.17	1.15	1.74
Hong Kong, Macau and Taiwan	4.23	3.91	8.18
International	1.32	1.14	15.79

Overall:	1.30	1.16	12.07

Yield per RTK (RMB):
Domestic	5.52	5.45	1.28
Hong Kong, Macau and Taiwan	8.45	7.92	6.69
International	2.87	2.94	(2.38)

Overall:	4.46	4.50	(0.89)

Cost
Operating cost per ATK (RMB)	3.21	3.04	5.59

Flight Volume
Kilometers flown (million)	1,623.01	1,504.31	7.89

Hours flown (thousand)
Domestic	1,964.04	1,833.17	7.14
Hong Kong, Macau and Taiwan	36.60	39.26	(6.78)
International	565.87	502.91	12.52

Total:	2,566.51	2,375.34	8.05

Number of flights (thousand)
Domestic	878.58	835.10	5.21
Hong Kong, Macau and Taiwan	18.03	18.95	(4.85)
International	113.85	105.06	8.37

Total:	1,010.46	959.11	5.35

Note: Discrepancies between the column sum are due to rounding of percentage numbers

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,961 million was recorded in 2017 as compared to the profit attributable to equity shareholders of the Company of RMB5,044 million in 2016. The Group’s operating revenue increased by RMB12,825 million or 11.15% from RMB114,981 million in 2016 to RMB127,806 million in 2017. Passenger load factor increased by 1.69 percentage point from 80.51% in 2016 to 82.20% in 2017. Passenger yield (in passenger revenue per RPK) decreased by 2.00% from RMB0.50 in 2016 to RMB0.49 in 2017. Average yield (in traffic revenue per RTK) decreased by 0.89% from RMB4.50 in 2016 to RMB4.46 in 2017. Operating expenses increased by RMB16,894 million or 15.91% from RMB106,204 million in 2016 to RMB123,098 million in 2017. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB9,156 million was recorded in 2017 as compared to operating profit of RMB12,612 million in 2016, decrease by RMB3,456 million.

II.	OPERATING REVENUE

	2017		2016
	Operating revenue RMB Million	Percentage %	Operating revenue RMB Million	Percentage %	Changes in revenue %
Traffic revenue	121,873	95.36	109,693	95.40	11.10
Including: Passenger revenue	112,791		102,502		10.04
– Domestic	85,392		77,257		10.53
– Hong Kong, Macau and Taiwan	2,281		2,230		2.29
– International	25,118		23,015		9.14
Cargo and mail revenue	9,082		7,191		26.30
Other operating revenue	5,933	4.64	5,288	4.60	12.20
Mainly including:
Commission income	2,781		2,518		10.44
Hotel and tour operation income	547		625		(12.48)
General aviation income	467		461		1.30
Ground services income	429		384		11.72
Expired sales in advance of carriage	396		376		5.32

Total operating revenues	127,806	100.00	114,981	100.00	11.15

Less: fuel surcharge income	(5,355)		(5,798)		(7.64)

Total operating revenue excluding fuel surcharge	122,451		109,183		12.15

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenues accounted for 95.40% and 95.36% of the total operating revenue in 2016 and 2017, respectively. Passenger revenue and cargo and mail revenues accounted for 92.55% and 7.45%, respectively of the total traffic revenue in 2017. During the reporting period, the Group’s total traffic revenue was RMB121,873 million, representing an increase of RMB12,180 million or 11.10% from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income, ground services income and expired sales in advance of carriage.

The increase in operating revenue was primarily due to 10.04% increase in passenger revenue from RMB102,502 million in 2016 to RMB112,791 million in 2017. The total number of passengers carried increased by 10.19% to 126.30 million passengers in 2017. RPKs increased by 11.93% from 206,106 million in 2016 to 230,697 million in 2017, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.50 in 2016 to RMB0.49 in 2017, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.71% of the total passenger revenue in 2017, increased by 10.53% from RMB77,257 million in 2016 to RMB85,392 million in 2017. Domestic passenger traffic in RPKs increased by 10.66%, while passenger capacity in ASKs increased by 8.18%, resulting in an increase in passenger load factor by 1.84 percentage points from 80.70% in 2016 to 82.54% in 2017. Domestic passenger yield per RPK was RMB0.53 in 2016 and 2017.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.02% of total passenger revenue, increased by 2.29% from RMB2,230 million in 2016 to RMB2,281 million in 2017. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 4.83%, while passenger capacity in ASKs decreased by 8.33%, resulting in an increase in passenger load factor by 2.81 percentage points from 73.54% in 2016 to 76.35% in 2017. Passenger yield per RPK increased from RMB0.72 in 2016 to RMB0.78 in 2017.

International passenger revenue, which accounted for 22.27% of total passenger revenue, increased by 9.14% from RMB23,015 million in 2016 to RMB25,118 million in 2017. For international flights, passenger traffic in RPKs increased by 16.01%, while passenger capacity in ASKs increased by 14.28%, resulting in a 1.22 percentage points increase in passenger load factor from 80.45% in 2016 to 81.67% in 2017. Passenger yield per RPK decreased from RMB0.40 in 2016 to RMB0.37 in 2017.

Cargo and mail revenue, which accounted for 7.45% of the Group’s total traffic revenue and 7.11% of total operating revenue, increased by 26.30% from RMB7,191 million in 2016 to RMB9,082 million in 2017. The increase was mainly attributable to the increased in cargo and mail carried.

Other operating revenue increased by 12.20% from RMB5,288 million in 2016 to RMB5,933 million in 2017. The increase was primarily due to the increase of commission income.

III.	OPERATING EXPENSES

Total operating expenses in 2017 amounted to RMB123,098 million, representing an increase of 15.91% or RMB16,894 million over 2016, primarily due to the increase in flight operation expenses and aircraft and transportation service expenses, as a result of the increase in traffic volume. Total operating expenses as a percentage of total operating revenue increased from 92.37% in 2016 to 96.32% in 2017.

Operating expenses	2017		2016
	RMB Million	Percentage	RMB Million	Percentage
Flight operation expenses	62,978	51.16	51,461	48.45
Mainly including:
Jet fuel costs	31,895		23,799
Aircraft operating lease charges	8,022		7,330
Flight personnel payroll and welfare	10,574		9,215
Maintenance expenses	11,877	9.65	11,318	10.66
Aircraft and transportation service expenses	22,935	18.63	20,215	19.03
Promotion and selling expenses	6,881	5.59	6,304	5.94
General and administrative expenses	3,391	2.75	2,815	2.65
Depreciation and amortisation	13,162	10.69	12,619	11.88
Impairment on property, plant and equipment	324	0.26	71	0.07
Others	1,550	1.27	1,401	1.32

Total operating expenses	123,098	100.00	106,204	100.00

Flight operation expenses, which accounted for 51.16% of total operating expenses, increased by 22.38% from RMB51,461 million in 2016 to RMB62,978 million in 2017, primarily as a result of increase in RTK due to the increase of capacity, as well as the increase in average fuel prices. Jet fuel costs, which accounted for 50.64% of flight operation expenses, increased by 34.02% from RMB23,799 million in 2016 to RMB31,895 million in 2017, as a result of the increase in jet fuel price and the increase in hours flown by 8.05% in 2017 as compared with 2016.

Maintenance expenses, which accounted for 9.65% of total operating expenses, increased by 4.94% from RMB11,318 million in 2016 to RMB11,877 million in 2017. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 18.63% of total operating expenses, increased by 13.46% from RMB20,215 million in 2016 to RMB22,935 million in 2017. The increase was primarily due to a 13.55% increase in landing and navigation fees and ground service fees from RMB13,685 million in 2016 to RMB15,540 million in 2017, resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.59% of total operating expenses, increased by 9.15% from RMB6,304 million in 2016 to RMB6,881 million in 2017, mainly due to the increased increase in ticket office expenses.

General and administrative expenses, which accounted for 2.75% of the total operating expenses increased by 20.46% from RMB2,815 million in 2016 to RMB3,391 million in 2017, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 10.69% of the total operating expenses, increased by 4.30% from RMB12,619 million in 2016 to RMB13,162 million in 2017, mainly due to the expansion of aircraft fleet.

IV.	OPERATING PROFIT

Operating profit of RMB9,156 million was recorded in 2017 (2016: RMB12,612 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB12,825 million or 11.15%, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB16,894 million or 15.91%, due to the increase in jet fuel costs and staff costs.

V.	OTHER NET INCOME

Other net income increased by RMB613 million from RMB3,835 million in 2016 to RMB4,448 million in 2017, mainly due to the increase in gain on transfer of aircraft purchase quota.

VI.	INCOME TAX

Income tax expense of RMB1,976 million was recorded in 2017, increased by RMB213 million from RMB1,763 million in 2016, mainly due to the increase of profit before income tax in the reporting period.

VII. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2017, the Group’s current liabilities exceeded its current assets by RMB51,693 million. For the year ended 31 December 2017, the Group recorded a net cash inflow from operating activities of RMB17,732 million, a net cash outflow from investing activities of RMB8,236 million and a net cash outflow from financing activities of RMB6,796 million and a resulting increase in cash and cash equivalents of RMB2,700 million.

	2017	2016
	RMB million	RMB million
Net cash generated from operating activities	17,732	23,764
Net cash used in investing activities	(8,236)	(15,750)
Net cash used in financing activities	(6,796)	(8,459)
Exchange (loss)/gain on cash and cash equivalents	(26)	37

Net increase/(decrease) in cash and cash equivalents	2,674	(408)

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2017, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB181,922 million (2016: RMB139,274 million), of which approximately RMB142,239 million (2016: RMB110,199 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2017	2016	Change
	RMB million	RMB million	%
Total borrowings and obligations under finance leases	116,211	107,726	7.88
Fixed rate borrowings and obligations under finance leases	26,805	49,456	(45.80)
Floating rate borrowings and obligations under finance leases	89,406	58,270	53.43

Analysis of borrowings and obligations under finance leases by currency

	2017	2016
	RMB million	RMB million
USD	39,875	41,567
RMB	70,201	59,651
Others	6,135	6,508

Total	116,211	107,726

Maturity analysis of borrowings and obligations under finance leases

	2017	2016
	RMB million	RMB million
Within 1 year	35,909	35,441
After 1 year but within 2 years	17,271	7,413
After 2 years but within 5 years	36,942	39,843
After 5 years	26,089	25,029

Total borrowings	116,211	107,726

Interest expense and exchange gain/(loss), net

Interest expense increased by RMB282 million from RMB2,465 million in 2016 to RMB2,747 million in 2017 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange gain of RMB1,801 million was recorded in 2017, as compared with a net exchange loss of RMB3,276 million in 2016, primarily attributable to the exchange difference arising from the translation of borrowing balances and obligations under finance leases dominated in USD resulting from the appreciation of RMB against USD.

The Group’s capital structure at the end of the year is as follows:

	2017	2016	Change
Total liabilities (RMB million)	156,175	145,466	7.36%
Total assets (RMB million)	218,718	200,442	9.12%
Debt ratio	71.40%	72.57%	Decrease by 1.17 percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2017 was 71.40%, as compared to 72.57% at 31 December 2016.

VIII. MAJOR CHARGE ON ASSETS

As at 31 December 2017, certain aircraft of the Group with an aggregate carrying value of approximately RMB83,687 million (2016: RMB78,318 million) was mortgaged under certain loans or certain lease agreements.

IX. COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2017, the Group had capital commitments (excluding investment commitment) of approximately RMB108,856 million (2016: RMB105,141 million). Of such amounts, RMB86,834 million related to the acquisition of aircraft and related flight equipment and RMB22,022 million for other projects.

As at 31 December 2017, the Group had investment commitments as follows:

	2017	2016
	RMB million	RMB million
Authorised and contracted for
Capital contributions for acquisition of interests in associates	—	170
Share of capital commitments of a joint venture	18	25

	18	195

Authorised but not contracted for
Share of capital commitments of a joint venture	22	19

	40	214

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAH which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2017, total personal bank loans of RMB361 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB5 million (2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

SUBSEQUENT EVENTS

On 26 June 2017, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 1,800,000,000 (inclusive) new A Shares to not more than 10 specific investors (including CSAH) (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB9,500 million (inclusive). CSAH will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash. In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 600,925,925 (inclusive and adjusted) new H shares at the subscription price of HK$6.156 per H Share (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,699 million (inclusive). The consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 8 November 2017. On 12 March 2018, the H Share Issuance was approved by China Securities Regulatory Commission. The A Share Issuance and the H Share Issuance are inter-conditional upon each other, and the Company shall obtain all of the approvals required under the applicable laws and regulations before issuance.

CHANGE IN SHARE CAPITAL STRUCTURE

Unit: Share

		31 December 2016		Increase/(decrease) during January to December 2017		31 December 2017
		Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I.	Shares subject to restrictions on sales	0	0	0	0	0	0
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	69.61
2.	Foreign listed shares	2,794,917,000	28.47	270,606,272	9.68	3,065,523,272	30.39
	Total	9,817,567,000	100.00	270,606,272	2.76	10,088,173,272	100
III.	Total number of shares	9,817,567,000	100.00	270,606,272	2.76	10,088,173,272	100

During the reporting period, the Company completed the issuance of 270,606,272 overseas listed foreign shares (H Shares) to American Airlines, Inc., and total number of shares increased to 10,088,173,272.

During the reporting period, the Company initiated the project in relation to the non-public issuance of shares, and held the 15th and 17th meeting of seven session of the Board on 26 June 2017 and 19 September 2017, respectively, approving a series of resolutions in respect of the proposed issue A Shares to not more than 10 specific investors (including China Southern Air Holding Limited Company (“CSAH”); and the proposed issue of H Shares to Nan Lung (or other wholly-owned subsidiary designated by CSAH). Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 June 2017 and 20 September 2017, respectively, for details.

As of 8 February 2018, the Company successively received the approvals from State-owned Assets Supervision and Administration Commission of the State Council of the PRC regarding the non-public issuance of shares and the feedback from the China Securities Regulatory Commission (the “CSRC”) in respect of the Company’s non-public issuance of shares. The Company provided written responses to the feedback from the CSRC and publicly disclosed the responses. For details, please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 31 October 2017, 22 December 2017 and 8 February 2018, respectively.

On 16 March 2018, the Company published the “Announcement in relation to Approval by the CSRC of the Application for the Non-public Issuance of Overseas Listed Foreign Shares (H Shares) of the Company” where the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares. For details, please refer to the relevant announcement published by the Company on China Securities Journal, The Shanghai Securities Journal, Securities Times and the website of Shanghai Stock Exchange on 16 March 2018.

Until now, the aforesaid non-public issuance of A shares is still in the progress of review by the CSRC. The Company will continue to fulfil its disclosure obligations pursuant to relevant requirements.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2017.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT AND RISK MANAGEMENT COMMITTEE

The audit and risk management committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2017.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2017 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2017.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.10 (inclusive of applicable tax) per share for the year ended 31 December 2017, totalling approximately RMB1,009 million based on the Company’s 10,088,173,272 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2017 annual general meeting of the Company. The dividend will be payable in RMB to shareholders of A share, and in HKD to shareholder of H share. The dividend payment proposal is subject to shareholders’ approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or before 31 August 2018.

2018 OUTLOOK

Looking forward to 2018, the global economy revival trend has been established gradually. Major international institutions are generally upbeat about the global economy in 2018. OECD, World Bank and IMF have upgraded their forecast as to 2018 global economy growth rate. China will improve its competitiveness via economic structural reforms, and new growth kinesics will continue to strengthen. It is expected that stable economic development will continue. With the implementation of the “One Belt and One Road” initiative, coordinated development for the Beijing-Tianjin-Hebei region and the establishment of Yangtze River economic zone, as well as development of strategic areas like Xiong’an New Zone and Guangdong-Hong Kong-Macao Bay Area, China’s domestic aviation infrastructures will be improved gradually. In addition, the further manifestation of benefits from reforms of state-owned enterprises and in-depth integration of “Internet+” with aviation transports will bring a strong momentum for the development of China’s civil aviation. China’s domestic aviation industry will maintain a relatively rapid development pace in a certain period. As predicted by China’s CAAC, in 2020, the annual number of passengers transported by China’s civil aircraft will reach 720 million, representing an average annual growth rate of 10.4%. Meanwhile, we are also facing pickup of fuel price, speedup of high-speed rail, possible interest rate hikes and many other challenges. RMB exchange rate fluctuations also bring uncertainties to the Company’s performance. Facing opportunities and challenges, the Group will resolutely create “Sunshine CSA”, persist in seeking progress while working to keep performance stable, continue to advance the implementation of various strategies, and strengthen the safeguards of personnel, mechanism, technology and many other aspects. Furthermore, it will also, through quality, efficiency and momentum reforms, strive to provide first-class safety quality, maintain first-class profitability, build up first-class brand images and start a new journey to construct the world-class air transport enterprise.

1.	Ensure continuous safety, improve operation efficiency and continue to improve safety quality.

We will make sure the safety responsibility at each level to strengthen risk prevention and control in key fields and units. We will strengthen the safety risk prevention and control; improve safety management mechanisms by informational measures and intelligent management; and speed up to advance the construction of operation risk control system. We will prepare for medium and long-term fleet plan, steadily streamline models and continue to optimize cabin layout. We should adapt advanced technologies so as to be on par with international standards and to establish a safer, more efficient and coherent operation system. We will spare no effort improve the flights on-time rates, continue to perfect our large-scale flight delay solutions, especially in passenger guidance and service support. In 2018, the Group will ensure its continuation in aviation safety as in past years.

2.	Create dual-hub strategic layout, strengthen cooperation with all parties, and continue to improve the profitability

We will speed up to the construction of “Guangzhou- Beijing Dual Hub”. Taking advantage of the launch of T2 in Guangzhou Baiyun Airport, we will keep improving the network layout and “Canton Road”, as well as strengthening the core position of Guangzhou Hub. With the positioning of an international aviation hub, we should deliberately design our Beijing Hub and excel in services under the coordinated development of Beijing-Tianjin-Hebei region and the construction of Xiong’an New Zone. With a global vision, we will drive the linkage between international and domestic segments, advance strategic coordination of different markets, so as to improve our operation quality and results. We should amplify the integration effect of “China Southern” and strengthen cooperation with Xiamen Airlines and Sichuan Airlines in various fields. While consolidating our existing international cooperation relationships, we shall seek for more partners based on multilateral platforms and bilateral cooperation. We will deepen our strategic cooperation with American Airlines, and further expand new scenarios for international cooperation.

3.	Adhere to “sincere” services, speed up intelligentization, and build up the characteristic of the brand

We will adhere to the service philosophy of “Customers First”, raise our service from leading position in domestic to first-class in the world. We will keep investing in software and hardware upon the cabin Wi-Fi, luggage, language, dinning and other key aspects most cared by our customer to improve the overall travel experience. We will also innovate our cabin services and products, cultivate elite service teams, and build up new benchmarks for cabin services. We will put emphasis on food quality, provide more updates of in-flight entertainment contents, and improve our service quality. We will strengthen the promotion, put more efforts for global promotion, and continue to improve our international awareness and influence. Furthermore, we will also continue to optimize “China Southern e-travel”, achieving 96% of functions online, explore upstream and downstream extension of aviation business and enhance our attractiveness. We will push forward the conversion from followers to members, from one-off customers to frequent customers, and also from browsing to ticket booking. In addition, we will strive to attract up to 25 million social media followers and achieve 2.6 million average monthly active users at the end of 2018.

4.	Shore up the foundation for long-term development and strengthen the support for personnel, mechanism, technology

We shall turn the internationalization of the personnel teams into a strategy, focus on training the employees’ internationalized vision, thinking and capability. We will further strength our efforts to introduce and cultivate pilots, and put emphasis on international marketing, cabin and ground service teams. We will optimize the management and control models, exploit the overall advantages of being a large group, and fully mobilize the enthusiasm of all parties. In addition, we will establish and improve manual management system and achieve industrial leading position, and thus having strong international influence and presence. We shall implement developments driven by innovation, speed up the introduction and adoption of new technologies, and focus on excelling in key IT projects, such as marketing, hub construction, passenger service, aircraft maintenance, operation control and corporate management, so as to provide intelligent information support for the Company’s development.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2017 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2017, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

26 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.